November 9, 1998


Special Committee
Gryphon Holdings, Inc.
30 Wall Street
New York, NY 10005-2201

Gentlemen:

We continue to maintain that the Gryphon Board of Director's rejection of our all-cash tender offer of $18.00 a share for all shares of Gryphon is contrary to the best interests of Gryphon's shareholders. We are encouraged however, by the formation of a Special Committee of the Board to ensure fairness in the sale of the Company.

We believe Gryphon shareholders prefer the certainty of our cash offer, which represents a premium of 55 percent over the price of Gryphon stock on the day prior to our September 1 letter to you, to the uncertainty of a transaction involving a potentially large amount of illiquid securities as consideration.

Nevertheless, we feel it is important to determine whether you will work constructively with Markel to achieve a negotiated transaction. We hope the Special Committee will recognize that the only obstacle to completing our all-cash offer quickly (perhaps within sixty days) is your willingness to conclude a negotiated transaction or remove the obstacles to our offer.

We have made it clear to you that we are prepared to discuss raising our offer if we have access to information justifying an increase in price. Further, we have made it clear to you, and to your advisors, that we are willing to enter into a confidentiality agreement so long as it does not prevent us from competing with other offers. If Gryphon's financial and legal advisors remain opposed to proceeding in this constructive manner, we would have to question the sincerity of the Board's stated objective of maximizing shareholder value.

In an attempt to facilitate the best result for shareholders, we have sent you a copy of the draft merger agreement we originally sent to the Board on October
14. The value of an all-cash proposal and this merger agreement should be sufficient to cause the Special Committee to include Markel in the negotiating process.






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Special Committee
November 9, 1998
Page 2


We urge you to act now and allow us full access to meaningful information without preventing us from competing with other offers. We believe that in this manner we can expeditiously conclude a transaction at the best price possible, thereby serving the best interests of Gryphon shareholders. I am prepared to meet personally with the Special Committee at your request.


Very truly yours,



Steven A. Markel
Vice Chairman